Exhibit 2

August 21, 2023

Board of Directors

Charge Enterprises, Inc.

125 Park Avenue, 25th Floor

New York, NY 10017

Dear Members of the Board of Directors,

As conveyed to you in our letter, dated February 28, 2023 (the “February 28th Letter”), we are again writing to you on behalf of Arena Investors, LP and its affiliates (“Arena” or “we”) to reiterate the urgent need for Charge Enterprises, Inc. (“Charge” or the “Company”) to take decisive actions in addressing the significant underperformance of Charge’s stock.

Arena is a global institutional asset manager that provides creative solutions for those seeking capital who cannot be served by conventional institutions, and we and/or investment funds managed by us are the beneficial owners of approximately 9.99% of the outstanding common stock of Charge and the beneficial owners of other securities, which, upon 61 days’ notice, are convertible into an additional 10% of the outstanding common stock of Charge. As noted in the February 28th Letter and recent discussions with certain members of your corporate executive management team (“Management”) and board of directors (the “Board”), this is a significant investment for us, and we, as one of Charge’s most enthusiastic shareholders, would like to see the Company significantly enhance value for the benefit of all shareholders through strong leadership, a well-balanced board, a sound financial basis, a clear strategy and efficient execution. We are extremely disappointed that our recent discussions with Management have not led to any meaningful actions on your part to advance these objectives. Given your failure to take the time-sensitive and critical steps necessary to reverse the current trend of poor performance and establish Charge as a leader among its peers in the market, we are compelled to disclose this letter to your other shareholders.

As noted, despite the quality of Charge’s business and the magnitude of its growth opportunity, Charge’s shares have declined approximately 78% in the past year. We believe the significant underperformance of Charge’s stock reflects shareholder frustration with the lack of accountability of both certain members of Management and the Board with respect to their failure to leverage the Company’s potential for profitable growth. Management and the Board appear unwilling or unable to take necessary actions to achieve that growth, and instead continue to oversee a declining share price.

In our view, the Company’s underperformance can be attributed to multiple factors, many of which we have discussed, such as the lack of leadership and public company experience of Management, failure to fully integrate and support separate and discrete business units, the inability to deliver a clear and concise go to market strategy, and failure to achieve profitability.

We reiterate our belief that clear steps can and should be taken to ameliorate such underperformance. However, in order to take those steps, the Company needs better strategic direction and significantly improved leadership and corporate governance. We are deeply concerned that both Management and the Board are unable to deliver on the Company’s potential for profitable growth in light of the clear gaps in skillset, including the lack of sufficient expertise in certain core areas such as corporate governance, finance, operations, marketing, and capital markets. We believe the recent delay in reporting quarterly earnings underscores these skillset gaps.

In addition, we believe that Charge’s inability to recruit additional top talent to enhance the members of its executive business unit leadership teams is one of the key issues that Charge faces today. From our experiences with other companies, we know that poor recruitment and retention can become a significant bottleneck to future growth if it is not addressed quickly. It is essential that Management and the Board do not create obstacles to future growth. To that end, we request, among other items, that the Board carefully consider the skillset of Management and its directors and potential ways to improve its talent acquisition strategy.

We are also deeply concerned that the Company has joined the ever-decreasing number of companies that have staggered their boards, which is inconsistent with modern trends in corporate governance. We believe that the Board should be fully accountable to the shareholders of the Company, which accountability is best served by annual elections of the entire Board. To that end, we request that the Board take the requisite steps to eliminate the “staggered board” feature provided for in the Company’s charter and to require that all directors be elected annually. We strongly urge the Board to take such steps promptly.

We believe that addressing our concerns will send Charge on a far stronger trajectory than the status quo and now is the time to act. We have helped companies improve their capital allocation, operating efficiency, and ultimately shareholder returns while working behind the scenes across various industries. The fact that this is the first public letter we have ever been compelled to write should be cause for serious reflection and concern on the part of the entire Board.

Certain of our shares were recently included in a resale registration statement filed by Charge to fulfill Charge’s contractual obligation. However, as you may have learned from our extensive engagement with you, we remain a committed long-term investor in the Company. Our strong preference is to work with Charge collaboratively regarding our ideas and we request a meeting with Board representatives in that regard.

We urge you to consider our suggestions. We look forward to hearing from you and seeing you take necessary actions promptly.

Sincerely,

/s/ Lawrence Cutler

Lawrence Cutler

Arena Investors, LP

www.arenaco.com

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